082-03964

HENDERSON INVESTMENT LIMITED

INTERIM REPORT 07/08

恒基兆業發展有限公司中期報告

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Stock Code 股份代號：97

Highlights of 2007/2008 Interim Results

	For the six months ended 31 December		
	2007 unaudited HK$ million	2006 unaudited HK$ million	Change
Profit attributable to Shareholders			
– Continuing operations	**66**	122	-46%
– Discontinued operations	**35,265**	1,830	+1,827%
	35,331	1,952	+1,710%
	HK$	HK$	
Earnings per share			
– Continuing operations	**0.02**	0.04	-50%
– Discontinued operations	**11.57**	0.60	+1,828%
	11.59	0.64	+1,711%
Interim dividend per share	**0.02**	0.13	-85%

In addition, a distribution in specie per share of the entitlement to 0.209 Henderson Land Development Company Limited share allotted under the share entitlement note and cash distributions totalling HK$2.24 per share were made to Shareholders following completion of the sale of the Group's entire interests in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited in December 2007 and the share premium reduction of the Company having become unconditional in January 2008.

Interim Results and Dividend

The Board of Directors announces that, for the six months ended 31 December 2007, the unaudited Group profit attributable to equity Shareholders amounted to HK$35,331 million, representing an increase of HK$33,379 million over that for the same period of the last financial year. Earnings per share were HK$11.59 (2006: HK$0.64).

Excluding the profit for the period from discontinued operations of HK$35,265 million, the profit attributable to equity Shareholders for the six months ended 31 December 2007 from continuing operations amounted to HK$66 million, representing a decrease of HK$56 million or 46% from the same period in the last financial year. Earnings per share from continuing operations were HK$0.02 (2006: HK$0.04).

The Board has resolved to pay an interim dividend of HK$0.02 per share (2006: HK$0.13 per share) to Shareholders whose names appear on the Register of Members of the Company on 23 April 2008.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 21 April 2008 to Wednesday, 23 April 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 18 April 2008. Warrants for the interim dividend will be sent to Shareholders on Thursday, 24 April 2008.

Management Discussion and Analysis

Disposal of Interests in The Hong Kong and China Gas Company Limited to Henderson Land Development Company Limited

On 2 October 2007, the Company and Henderson Land Development Company Limited ("Henderson Land") entered into an agreement providing for the acquisition by Henderson Land of the Group's entire interest in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the total issued share capital of Hong Kong and China Gas. The consideration for the acquisition comprised (i) the issue to the Company of a share entitlement note (the "Share Entitlement Note"), which conferred on the holder the right to call for the issue by Henderson Land of 636,891,425 shares (including entitlement to Henderson Land's final dividend for the year ended 30 June 2007); and (ii) approximately HK$3,707 million in cash. On 7 November 2007, Henderson Land agreed to increase the cash consideration for the acquisition by approximately HK$3,121 million as an additional incentive to Shareholders of the Company, making a total cash consideration of approximately HK$6,828 million in addition to the Share Entitlement Note.

At an extraordinary general meeting of the Company held on 7 December 2007, Shareholders voted overwhelmingly in favour of the transaction. This was a concrete endorsement of the Group's efforts to unlock value for Shareholders.

As part of the transaction which was completed on 17 December 2007, a distribution in specie per share of the entitlement to 0.209 Henderson Land share allotted under the Share Entitlement Note and a cash distribution of HK$1.03 per share was made to Shareholders. With the share premium reduction having become unconditional, a further cash distribution of HK$1.21 per share was made to Shareholders on 25 January 2008, making total cash distributions of HK$2.24 per share or approximately HK$6,826 million in aggregate. A gain of HK$33,781 million from the transaction was recorded by the Group.

Following completion of the transaction, the Group has remained as a listed company focusing on the infrastructure business in mainland China.

Business Review

Continuing Operations

Infrastructure

The Group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except for certain shareholdings in the toll bridge which the Group holds directly. In September 2007, the Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary of the Group. The Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

Hangzhou Qianjiang Third Bridge is situated on National Highway No. 104, a major trunk route linking Beijing and Fujian Province. Completed in 1997, this toll bridge spans approximately 5.8 km over the Qiantangjiang River in Hangzhou, Zhejiang Province and connects the urban parts of Southern Hangzhou and Xiaoshan and Binjiang. It is also an important nodal point for access to major roads leading to the Hangzhou Airport. During the period under review, its toll revenue rose by 110% to HK$101 million reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006.

Maanshan City Ring Road is a class I highway that stretches approximately 40.5 km around Maanshan, a leading industrial city in Anhui Province. Completed in 1997, it is also the major artery in the National Highway No. 205 network with connections to Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South. Toll revenue generated from this highway grew to HK$28 million for the period, representing an increase of 12% over the same period of the last financial year.

Discontinued Operations

A review of the discontinued operations is contained in the section headed "Financial Review" of this report.

Post Balance Sheet Event

In view of the increases in the price and trading volume of the shares of the Company on 26 March 2008, the Company made an announcement on that day to the effect that the Company had received an expression of interest from a joint-venture partner of a business project of the Company to acquire the Company's interest in that project. Nevertheless, the Company is awaiting further information on the detailed terms and no agreement has been reached with the interested party.

Prospects

Through the realisation of the market value for its holding in Hong Kong and China Gas, the Group successfully unlocked value for Shareholders and enabled them to realise part of this value in Henderson Land shares and cash through the distributions. As explained in the circular dated 20 October 2007 to Shareholders, the disposal of the Group's stake in Hong Kong and China Gas has led to the establishment of a standalone infrastructure group with a more focused business operation.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account – unaudited

	Note	For the six months ended 31 December 2007 HK$ million	2006 (re-stated) HK$ million
Continuing operations:			
Turnover	6	**129**	73
Direct costs		**(34)**	(25)
		95	48
Other income/other gains		**48**	119
Administrative expenses		**(36)**	(16)
Profit for the period of disposal group	17	**5**	6
Net gain on disposal of disposal group	17	**21**	–
Profit from operations		**133**	157
Finance costs	7(a)	**(4)**	(2)
Profit before taxation	7	**129**	155
Income tax	8	**(15)**	(8)
Profit for the period from continuing operations		**114**	147
Discontinued operations:			
Profit for the period from discontinued operations	4(b)	**35,265**	1,835
Profit for the period		**35,379**	1,982
Attributable to:			
Equity shareholders of the Company			
– Continuing operations		**66**	122
– Discontinued operations		**35,265**	1,830
		35,331	1,952
Minority interests			
– Continuing operations		**48**	25
– Discontinued operations		**–**	5
		48	30
Profit for the period		**35,379**	1,982

Condensed Interim Financial Statements

Consolidated Profit and Loss Account – unaudited (cont'd)

	Note	For the six months ended 31 December 2007 HK$ million	2006 (re-stated) HK$ million
Dividends payable to equity shareholders of the Company attributable to the period	9(a)		
Distribution approved and paid during the period		**46,575**	–
Interim dividend declared after the interim period end		**61**	396
		46,636	396
		HK$	HK$
Earnings per share – basic and diluted	10		
From continuing operations		**0.02**	0.04
From discontinued operations		**11.57**	0.60
		11.59	0.64

The notes on pages 10 to 26 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 31 December 2007 (unaudited) HK$ million	At 30 June 2007 (audited) HK$ million
Non-current assets			
Property, plant and equipment	11	**594**	596
Toll highway operation rights	12	**180**	179
Interests in associates	3(c)	**-**	14,444
Other non-current assets		**113**	119
		887	15,338
Current assets			
Trade and other receivables	13	**438**	353
Amounts due from affiliates		**76**	68
Cash and cash equivalents	14	**4,590**	3,684
		5,104	4,105
Assets classified as held for sale	17	**-**	420
		5,104	4,525
Current liabilities			
Bank loans and overdrafts		**-**	23
Trade and other payables	15	**73**	186
Amounts due to affiliates	16	**194**	1,801
Current taxation		**55**	51
		322	2,061
Liabilities associated with assets classified as held for sale	17	**-**	255
		322	2,316
Net current assets		**4,782**	2,209
Total assets less current liabilities		**5,669**	17,547

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Note	At 31 December 2007 (unaudited) HK$ million	At 30 June 2007 (audited) HK$ million
Non-current liabilities			
Bank loans		**6**	6
Deferred tax liabilities		**13**	14
		19	20
NET ASSETS		**5,650**	17,527
Capital and reserves	18		
Share capital		**609**	609
Reserves		**4,674**	16,353
Total equity attributable to equity shareholders of the Company		**5,283**	16,962
Minority interests		**367**	565
TOTAL EQUITY		**5,650**	17,527

The notes on pages 10 to 26 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited

	Note	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Total equity at 1 July	18	17,527	28,280
Net income for the period recognised directly in equity			
Exchange difference on translation of accounts of subsidiaries outside Hong Kong		49	70
Changes in fair value of available-for-sale securities		-	69
Net income for the period recognised directly in equity		49	139
Transfers from equity			
Realisation of exchange reserve on disposal of subsidiaries		(14)	-
Profit for the period		35,379	1,982
Total recognised income and expenses for the period		35,414	2,121
Attributable to:			
– Equity shareholders of the Company		35,353	2,060
– Minority interests		61	61
		35,414	2,121
Distribution approved and paid during the period		(46,575)	-
Final dividend paid		(457)	(457)
Dividends paid to minority shareholders		(3)	(16)
Minority interests in relation to increase in shareholding in a subsidiary		(148)	-
Minority interests in relation to disposal of subsidiaries		(108)	-
Total equity at 31 December	18	5,650	29,928

The notes on pages 10 to 26 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement – unaudited

	Note	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Net cash generated from operating activities		**7**	135
Net cash generated from investing activities			
Cash consideration received in relation to the disposal of two subsidiaries		**6,828**	–
Payments for the acquisition of additional interests in associates		**(601)**	(16)
Payment for the acquisition of additional interest in a subsidiary		**(145)**	-
Dividends received		**1**	336
Other investing cash flows		**56**	(9)
		6,139	311
Net cash used in financing activities			
Distribution and dividends paid to shareholders		**(3,602)**	(457)
Repayment to a fellow subsidiary		**(1,599)**	(73)
Other financing cash flows		**(44)**	(28)
		(5,245)	(558)
Net increase/(decrease) in cash and cash equivalents		**901**	(112)
Cash and cash equivalents at 1 July	14	**3,686**	5,127
Effect of foreign exchange rate changes		**3**	7
Cash and cash equivalents at 31 December	14	**4,590**	5,022

The notes on pages 10 to 26 form part of these condensed interim financial statements.

Notes to the Unaudited Condensed Interim Financial Statements

1 Basis of preparation

These condensed interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), and the same accounting policies adopted in the 2007 annual accounts.

The preparation of condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Company and its subsidiaries (together referred to as the "Group") since 30 June 2007, being the last accounts reporting date to which the 2007 annual accounts were prepared. The condensed interim financial statements and notes thereon do not include all of the information required for full set of accounts prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the HKICPA.

The condensed interim financial statements are unaudited but have been reviewed by PricewaterhouseCoopers ("PwC") in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. PwC's review report to the Board of Directors is set out on page 38.

2 Significant accounting policies

The HKICPA has issued a number of new and revised HKFRSs, which term collectively includes HKASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The Group so far has concluded that the adoption of these new and revised HKFRSs, to the extent that they are relevant to the Group and which are expected to be reflected in the 2008 annual accounts, would not have a significant impact on the Group's results of operations and financial position except for the adoption of the amendment to HKAS 1 and HKFRS 7 which require additional disclosures to be made in the 2008 annual accounts.

The Group is in the process of making an assessment of what the impact of amendments, new standards and new interpretations, which are not yet effective for the annual accounting period ending 30 June 2008 and which have not been adopted in these condensed interim financial statements, is expected to be in the period of initial application. So far it has concluded that the adoption of HKFRS 8 "Operating Segments" may result in new or amended disclosures in the accounts. In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations or financial position.

Notes to the Unaudited Condensed Interim Financial Statements

3 Material acquisitions and disposal during the period

(a) On 29 August 2007, Uniland Development Limited, a wholly-owned subsidiary of the Company which beneficially owned 64.06% interest in China Investment Group Limited ("CIG"), entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in CIG, for a cash consideration of HK$145 million. The transaction was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

(b) During the period from 1 July 2007 to 10 August 2007, Macrostar Investment Limited, a wholly-owned subsidiary of the Company, acquired 31,159,000 shares of The Hong Kong and China Gas Company Limited ("HKCG"), an associate of the Group, at a price range of between HK$16.59 and HK$18.15 per share, for an aggregate consideration of HK$545 million. As a result of these acquisitions, the Group was beneficially interested in approximately 39.06% of the issued share capital of HKCG.

(c) On 2 October 2007, the Company as vendor and Henderson Land Development Company Limited ("HLD"), the Company's intermediate holding company, as purchaser entered into a conditional agreement (as supplemented by a supplemental agreement dated 7 November 2007) pursuant to which HLD and its certain subsidiaries acquired the Group's entire interest in HKCG (representing 2,366,934,097 shares of HKCG or approximately 39.06% of HKCG's issued share capital) through the acquisition of the Company's interests in two wholly-owned investment holding subsidiaries, namely, Macrostar Investment Limited and Timpani Investments Limited (together referred to as the "Sale Companies"), and the shareholder's loans owing by the Sale Companies (the "Transaction"). The Transaction was approved pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 7 December 2007 and was completed on 17 December 2007.

The consideration of the Transaction comprised (i) the issue to the Company of the share entitlement note, which conferred on the holder thereof the right to call for the issue of 636,891,425 ordinary shares of HLD (including entitlement to be paid by HLD of an amount which is equal to HLD's final dividend for the year ended 30 June 2007); and (ii) cash of HK$6,828 million. Further details are set out in the Company's circular dated 20 October 2007 and supplementary circular dated 14 November 2007.

The consideration of the Transaction amounted to HK$50,264 million and a gain on disposal of HK$33,781 million was recognised by the Group.

Notes to the Unaudited Condensed Interim Financial Statements

4 Discontinued operations

(a) The Group's discontinued operations comprised the following:

For the six months ended 31 December 2007:

- the Group's interest in HKCG, an associate, with details set out in note 3(c).

For the six months ended 31 December 2006:

- the Group's interests in certain subsidiaries and associates which were engaged in the businesses of property leasing, hotel operation, security guard services, sale of properties and other businesses, as well as certain associates including Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited; and

- the Group's interest in a subsidiary which was engaged in property investment.

Details of the aforesaid discontinued operations are set out in the Company's annual report for the year ended 30 June 2007.

After the disposal of the above discontinued operations, the Group's principal activity is infrastructure business in mainland China.

Notes to the Unaudited Condensed Interim Financial Statements

4 Discontinued operations (cont'd)

(b) The results of the discontinued operations for the six months ended 31 December 2007 are as follows:

	Note	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Turnover	6	–	434
Direct costs		–	(237)
		–	197
Other income/other gains		–	3
Selling and distribution costs		–	(12)
Administrative expenses		–	(30)
Profit from operations before changes in fair value of investment properties		–	158
Increase in fair value of investment properties		–	219
Profit from operations after changes in fair value of investment properties		–	377
Finance costs		–	–
Share of profits less losses of associates		1,484	1,516
Profit before taxation		1,484	1,893
Income tax	8	–	(58)
Profit for the period		1,484	1,835
Net gain on disposal of Sale Companies and related shareholder's loans	3(c)	33,781	–
		35,265	1,835

Notes to the Unaudited Condensed Interim Financial Statements

5 Segmental information

No segmental information for the six months ended 31 December 2007 is presented as the Group's turnover and trading results for the period are generated solely from its infrastructure business in mainland China, the turnover of which amounted to HK$129 million during the period (2006: HK$73 million) and the segment results of which amounted to HK$88 million during the period (2006: HK$43 million).

Segmental information for the six months ended 31 December 2006 presented in respect of the Group's business and geographical segments is as follows:

Business segments

For the six months ended 31 December 2006

	Continuing operations	Discontinued operations					
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Elimination HK$ million	Consolidated HK$ million
Income and results							
Turnover	73	193	52	36	153	–	507
Other income	–	–	–	–	6	–	6
External income	73	193	52	36	159	–	513
Inter-segment income	–	–	–	–	2	(2)	–
Total income	73	193	52	36	161	(2)	513
Segment results	43	134	21	2	4		204
Interest income							115
Dividend income from listed investments							1
Profit for the period of disposal group							6
Increase in fair value of investment properties							219
Unallocated expenses, net							(11)
Finance costs							(2)
Share of profits less losses of associates							1,516
Profit before taxation							2,048
Income tax							(66)
Profit for the period							1,982

Notes to the Unaudited Condensed Interim Financial Statements

5 Segmental information (cont'd)

Geographical segments

In presenting information on the basis of geographical segments, segment revenue was based on the geographical location of the business operations.

	For the six months ended 31 December 2006		
	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
Turnover	434	73	507
Other income	6	-	6
External income	440	73	513
Attributable to:			
– Continuing operations	–	73	73
– Discontinued operations	440	–	440
	440	73	513

6 Turnover

Turnover recognised during the period is analysed as follows:

	For the six months ended 31 December	
	2007 HK$ million	2006 (re-stated) HK$ million
Continuing operations		
Toll fee income	**129**	73
Discontinued operations		
Rental income	–	193
Hotel operation	–	52
Security guard services	–	36
Sale of properties	–	29
Others	–	124
	–	434

Notes to the Unaudited Condensed Interim Financial Statements

7 Profit before taxation

Profit before taxation in respect of continuing and discontinued operations is arrived at after charging/(crediting):

		For the six months ended 31 December	
		2007	2006 (re-stated)
		HK$ million	HK$ million
(a)	**Finance costs**		
	Continuing operations		
	Bank loans and overdrafts	1	1
	Other borrowings wholly repayable within five years	3	1
		4	2
(b)	**Other items**		
	Continuing operations		
	Amortisation of toll highway operation rights	5	5
	Depreciation	19	11
	Interest income	(42)	(114)
	Discontinued operations		
	Amortisation of prepaid lease payments	-	1
	Depreciation	-	6
	Cost of sales		
	– trading inventories	-	31
	- completed properties for sale	-	18
	Loss on disposal/write off of property, plant and equipment	-	17
	Interest income	-	(1)
	Dividend income from listed investments	-	(1)

Notes to the Unaudited Condensed Interim Financial Statements

8 Income tax

	For the six months ended 31 December	
	2007	2006 (re-stated)
	HK$ million	HK$ million
Current tax – Hong Kong Profits Tax	1	24
Current tax – mainland China	16	8
Deferred taxation – origination and reversal of temporary differences	(2)	34
	15	66
Attributable to:		
- Continuing operations	15	8
- Discontinued operations	–	58
	15	66

Provision for Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the six months ended 31 December 2007.

Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions. The Group's certain subsidiaries operating in mainland China are eligible for certain tax holidays and concessions for the period.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "new CIT Law"), under which all domestic-invested enterprises and foreign-invested enterprises will be subject to a standard corporate income tax rate of 25% with effect from 1 January 2008. The new CIT Law provides preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. The new CIT Law did not have significant impact on the Group's results of operations and financial position for the current period presented in these condensed interim financial statements.

Notes to the Unaudited Condensed Interim Financial Statements

9 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the period

	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Distribution approved and paid during the period of HK$15.2838 (2006: HK$Nil) per share	**46,575**	-
Interim dividend declared after the interim period end of HK2 cents (2006: HK13 cents) per share	**61**	396
	46,636	396

Pursuant to the ordinary resolution passed at the extraordinary general meeting of the Company held on 7 December 2007, immediately following the completion of the Transaction (see note 3(c)), a distribution in the aggregate amount of HK$46,575 million was paid which comprised, for each issued share of the Company, (i) a distribution in specie of the entitlement to 0.209 share of HLD together with all rights under the share entitlement note; and (ii) a cash distribution of HK$1.03 per share (amounting to HK$3,139 million). Such aggregate distribution was paid on 17 December 2007 out of the proceeds from the Transaction. A further cash distribution of HK$1.21 per share was made after the balance sheet date as disclosed under "Non-adjusting post balance sheet events" in note 22(a).

The interim dividend declared after the interim period end has not been recognised as a liability as at 31 December 2007.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period

	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Final dividend in respect of the previous financial year, approved and paid during the period, of HK15 cents (2006: HK15 cents) per share	**457**	457

Notes to the Unaudited Condensed Interim Financial Statements

10 Earnings per share – basic and diluted

(a) From continuing operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$66 million (2006 (re-stated): HK$122 million) and the weighted average number of ordinary shares of 3,047,327,395 (2006: 3,047,327,395) in issue during the period.

(b) From discontinued operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$35,265 million (2006 (re-stated): HK$1,830 million) and the weighted average number of ordinary shares of 3,047,327,395 (2006: 3,047,327,395) in issue during the period.

11 Property, plant and equipment

During the period, the Group acquired items of property, plant and equipment of an aggregate amount of HK$1 million (2006: HK$28 million).

12 Toll highway operation rights

At 30 June 2007 and 31 December 2007, the toll highway operation rights are pledged to secure the Group's certain bank loan.

13 Trade and other receivables

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Trade debtors	402	278
Deposits, prepayments and other receivables	17	48
Consideration receivable	19	27
	438	353

Notes to the Unaudited Condensed Interim Financial Statements

13 Trade and other receivables (cont'd)

The ageing analysis of trade debtors (net of impairment loss for bad and doubtful debts) of the Group as at 31 December 2007 is as follows:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Current or less than 1 month overdue	**21**	17
1 to 3 months overdue	**42**	35
More than 3 months overdue but less than 6 months overdue	**53**	45
More than 6 months overdue	**286**	181
	402	278

Trade and other receivables comprise toll fee income receivable and other trade and other receivables. In respect of toll fee income receivable, the amount is collected on behalf by a relevant government body in Hangzhou in accordance with the terms of agreement entered into between the Group and the government body. In respect of other trade and other receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. Normally, the Group does not obtain collateral from customers.

The Group maintains a defined credit policy and the exposure to credit risk is monitored on an ongoing basis. Regular review and follow-up actions are carried out on the overdue amounts. Adequate impairment losses have been made for the estimated irrecoverable amounts.

Notes to the Unaudited Condensed Interim Financial Statements

14 Cash and cash equivalents

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Deposits with banks	**4,551**	3,609
Cash at banks and in hand	**39**	75
Cash and cash equivalents in the consolidated balance sheet	**4,590**	3,684
Cash and cash equivalents classified as assets held for sale	**-**	2
Cash and cash equivalents in the condensed consolidated cash flow statement	**4,590**	3,686

Included in the cash and cash equivalents at 31 December 2007 is a total sum being the equivalent of HK$65 million (30 June 2007: HK$76 million) which was maintained in mainland China and is subject to exchange control regulations.

15 Trade and other payables

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Trade creditors	**64**	37
Accrued expenses and other payables	**9**	149
	73	186

The ageing analysis of trade creditors of the Group as at 31 December 2007 is as follows:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Due within 1 month or on demand	**-**	5
Due after 1 month but within 3 months	**47**	20
Due after 3 months but within 6 months	**11**	10
Due after 6 months	**6**	2
	64	37

Notes to the Unaudited Condensed Interim Financial Statements

16 Amounts due to affiliates

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Amount due to a fellow subsidiary	**54**	1,653
Amounts due to minority shareholders	**136**	148
Amount due to an investee company	**4**	-
	194	1,801

Amounts due to affiliates are unsecured, bear interest by reference to Hong Kong Interbank Offered Rate and repayable on demand except for the amounts due to minority shareholders and an investee company which are interest-free.

17 Disposal group

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd 奉化市交通投資公司, a minority shareholder of Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a cash consideration of RMB70 million (approximately HK$75 million).

During the period, the Group recorded a profit of HK$5 million (2006: HK$6 million) from the Ningbo Subsidiaries. The transaction was completed during the period and a net gain on disposal of approximately HK$21 million was recognised.

Although the Ningbo Subsidiaries belong to the infrastructure segment (which is a continuing operation of the Group), completion of the disposal of the Ningbo Subsidiaries took place during the period after which the Group ceased to be interested in the operations of Ningbo Subsidiaries.

Notes to the Unaudited Condensed Interim Financial Statements

18 Capital and reserves

The Group

	Attributable to equity shareholders of the Company									
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital reserve HK$ million	Fair value reserve HK$ million	Exchange reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2006	609	9,216	12	13	53	-	17,749	27,652	628	28,280
Final dividend approved and paid in respect of the previous financial year (note 9(b))	-	-	-	-	-	-	(457)	(457)	-	(457)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	-	-	-	-	-	39	-	39	31	70
Changes in fair value of available-for-sale securities	-	-	-	-	69	-	-	69	-	69
Profit for the period	-	-	-	-	-	-	1,952	1,952	30	1,982
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(16)	(16)
At 31 December 2006	609	9,216	12	13	122	39	19,244	29,255	673	29,928
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	-	-	-	-	-	23	-	23	23	46
Reduction of share premium	-	(5,000)	-	-	-	-	5,000	-	-	-
Transfer to retained profits on disposal of subsidiaries	-	-	(12)	-	-	-	12	-	-	-
Available-for-sale securities:										
– changes in fair value	-	-	-	-	114	-	-	114	-	114
– impairment loss transfer to profit or loss	-	-	-	-	14	-	-	14	-	14
– transfer to profit or loss on disposal of subsidiaries	-	-	-	-	(250)	-	-	(250)	-	(250)
Profit for the period	-	-	-	-	-	-	3,439	3,439	48	3,487
Dividends declared in respect of the current financial year										
– interim dividend (note 9(a))	-	-	-	-	-	-	(396)	(396)	-	(396)
– cash distribution	-	-	-	-	-	-	(15,237)	(15,237)	-	(15,237)
Distribution to minority shareholders	-	-	-	-	-	-	-	-	(90)	(90)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(89)	(89)
At 30 June 2007	609	4,216	-	13	-	62	12,062	16,962	565	17,527

Notes to the Unaudited Condensed Interim Financial Statements

18 Capital and reserves (cont'd)

The Group (cont'd)

	Attributable to equity shareholders of the Company									
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital reserve HK$ million	Fair value reserve HK$ million	Exchange reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2007	609	4,216	-	13	-	62	12,062	16,962	565	17,527
Final dividend approved and paid in respect of the previous financial year (note 9(b))	-	-	-	-	-	-	(457)	(457)	-	(457)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	-	-	-	-	-	30	-	30	19	49
Realisation of exchange reserve on disposal of subsidiaries	-	-	-	-	-	(8)	-	(8)	(6)	(14)
Profit for the period	-	-	-	-	-	-	35,331	35,331	48	35,379
Distribution approved and paid during the current period (note 9(a))	-	-	-	-	-	-	(46,575)	(46,575)	-	(46,575)
Dividend paid to a minority shareholder	-	-	-	-	-	-	-	-	(3)	(3)
Increase in shareholding in a subsidiary	-	-	-	-	-	-	-	-	(148)	(148)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	(108)	(108)
At 31 December 2007	609	4,216	-	13	-	84	361	5,283	367	5,650

Notes to the Unaudited Condensed Interim Financial Statements

19 Capital commitments

At 31 December 2007, the Group did not have any capital commitment not provided for in these condensed interim financial statements (30 June 2007: Nil).

20 Material related party transactions

In addition to the transactions disclosed elsewhere in these condensed interim financial statements, the Group entered into the following material related party transactions during the period:

(a) Transactions with related parties

	Fellow subsidiaries For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Continuing operations		
Interest expense	3	1
Discontinued operations		
Building management fee paid	-	3
Maintenance fee paid	-	5

(b) Key management personnel remuneration

Except for certain of the directors and key management personnel who received their remuneration from the Company's intermediate holding company for their services provided to the Group, no remuneration was paid to other directors and key management personnel of the Company. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's intermediate holding company and its subsidiaries.

21 Comparative figures

Certain comparative figures have been adjusted or re-classified to conform with the disclosure requirements in respect of the discontinued operations set out in note 4.

Notes to the Unaudited Condensed Interim Financial Statements

22 Non-adjusting post balance sheet events

(a) Pursuant to a special resolution passed at the extraordinary general meeting of the Company held on 7 December 2007 and an order of the High Court of the Hong Kong Special Administrative Region dated 16 January 2008, the Company's entire share premium of approximately HK$4,216 million was reduced on 17 January 2008 and the same amount was credited to the Company's retained profits in accordance with the provisions of the Hong Kong Companies Ordinance.

Pursuant to the ordinary resolution passed at the extraordinary general meeting of the Company held on 7 December 2007, following the reduction of the share premium on 17 January 2008, a further distribution of HK$1.21 in cash per issued share of the Company, or HK$3,687 million in total, was paid on 25 January 2008 out of the proceeds from the Transaction (see note 3(c)).

(b) In view of the increases in the price and trading volume of the shares of the Company on 26 March 2008, the Company made an announcement on that day to the effect that the Company had received an expression of interest from a joint-venture partner of a business project of the Company to acquire the Company's interest in that project. Nevertheless, the Company is awaiting further information on the detailed terms and no agreement has been reached with the interested party.

(c) Subsequent to the balance sheet date, the directors declared an interim dividend, further details of which are disclosed in note 9(a).

Financial review

The following discussions should be read in conjunction with the Company's unaudited condensed interim financial statements for the six months ended 31 December 2007.

Material acquisitions and disposals

Acquisition of remaining interest in a subsidiary

On 29 August 2007, the Group entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in China Investment Group Limited ("CIG") for a cash consideration of approximately HK$145 million. The acquisition was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

Disposal of interest in an associate

Pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and its intermediate holding company, Henderson Land, the Company disposed of its entire interest in Hong Kong and China Gas to Henderson Land. Details of the transaction are given in the section headed "Management Discussion and Analysis" of this report.

Disposal of interests in subsidiaries

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd. 奉化市交通投資公司, a minority shareholder of the Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") for a cash consideration of RMB70 million (approximately HK$75 million). The transaction was completed during the period and a gain on disposal of approximately HK$21 million was recognised.

Save as disclosed above, the Group did not undertake any significant acquisition or disposal of subsidiaries or assets during the six months ended 31 December 2007.

Results of operations

Continuing operations

The Group's continuing operations comprise the infrastructure business in mainland China, being the operation of a toll bridge in Hangzhou and the operation rights of a toll highway in Maanshan, Anhui Province. Turnover for the six months ended 31 December 2007 amounted to HK$129 million (2006: HK$73 million), representing an increase of HK$56 million, or 77%, over that for the same period in the last financial year. This was mainly attributable to the increase in traffic volume of the toll bridge in Hangzhou following the completion of major repair and maintenance work in October 2006. Profit contribution (representing turnover less direct costs) from the infrastructure business for the period increased by HK$47 million, or 98%, to HK$95 million (2006: HK$48 million).

Discontinued operations

The results of the Group's discontinued operations for the six months ended 31 December 2007 comprised mainly (i) the Group's share of post-tax profit of Hong Kong and China Gas of HK$1,484 million for the period; and (ii) the gain on disposal of its entire interest in Hong Kong and China Gas of HK$33,781 million (as referred to in the section headed "Management Discussion and Analysis" of this report).

The Group's share of post-tax profit of Hong Kong and China Gas of HK$1,484 million for the period (2006: HK$1,290 million) represents an increase of HK$194 million, or 15%, over that for the same period in the last financial year. Such increase is mainly attributable to the increase in profit contribution from the property development segment of Hong Kong and China Gas, for the reason that there were increased property sales of the Grand Waterfront project during the period when compared with the same period in the last financial year.

Profit attributable to equity Shareholders

Profit attributable to equity Shareholders for the six months ended 31 December 2007 amounted to HK$35,331 million (2006: HK$1,952 million), representing an increase of HK$33,379 million over that for the same period in the last financial year.

Profit attributable to equity Shareholders from continuing operations for the six months ended 31 December 2007 amounted to HK$66 million (2006: HK$122 million), representing a decrease of HK$56 million, or 46%, from the same period in the last financial year. This was mainly attributable to the fact that the Group earned less bank interest income during the period, for the reason that the Group maintained a lower average cash balance during the period when compared with the same period in the last financial year, subsequent to the Group's cash distribution of HK$15,237 million (or HK$5 per share) to Shareholders in June 2007. During the period, the effect of reduced bank interest income to the Group was partially offset by an increase in profit contribution from the infrastructure business to the Group.

Profit attributable to equity Shareholders from discontinued operations for the six months ended 31 December 2007 amounted to HK$35,265 million (2006: HK$1,830 million). The increase of HK$33,435 million was mainly attributable to the gain on disposal of the interest in Hong Kong and China Gas of HK$33,781 million.

Financial resources, liquidity and loan maturity profile

At 31 December 2007, the aggregate amount of the Group's bank borrowings was HK$6 million (30 June 2007: HK$29 million). The cash and bank balances, the maturity profile of the bank borrowings and the gearing ratio of the Group were as follows:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Cash and bank balances	**4,590**	3,684
Less: Bank borrowings repayable:		
-Within 1 year	**-**	23
-After 1 year but within 2 years	**6**	-
-After 2 years but within 5 years	**-**	6
Total bank borrowings	**6**	29
Net cash and bank balances	**4,584**	3,655
Gearing ratio	**Nil**	Nil

Finance costs for the six months ended 31 December 2007 amounted to HK$4 million (2006: HK$2 million) which was immaterial to the Group's operations.

Based on the Group's net cash and bank balances of HK$4,584 million at 31 December 2007, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group's financing and treasury activities are centrally managed at the corporate level. The Group's bank borrowings bear floating interest rates and are denominated in Renminbi to finance its infrastructure business in mainland China. During the period, the Group did not enter into any derivative financial instruments for speculative or hedging purposes. The Group monitors closely its interest rate exposure and foreign exchange rate exposure (the latter being its investments in the infrastructure business in mainland China which is denominated in Renminbi and is not hedged) and will consider hedging these exposures should the need arise.

Apart from the foregoing, the Group did not have any material exposures to interest rates or foreign exchange rates at 30 June 2007 and 31 December 2007.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2007 and 31 December 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operation rights. At 31 December 2007, the outstanding balance of the Group's secured bank loans was HK$6 million (30 June 2007: HK$29 million).

Capital commitments

At 30 June 2007 and 31 December 2007, the Group did not have any capital commitments.

Contingent liabilities

At 30 June 2007 and 31 December 2007, the Group did not have any contingent liabilities.

Employees and remuneration policy

At 31 December 2007, the Group had approximately 240 (30 June 2007: 330) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the continuing and discontinued operations for the six months ended 31 December 2007 amounted to HK$7 million (2006: HK$66 million).

Other Information

Review of Interim Results

The unaudited interim results for the six months ended 31 December 2007 have been reviewed by the auditors of the Company, PricewaterhouseCoopers in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants, the report of which is included on page 38.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in March 2008 and reviewed the systems of internal control and compliance and the interim report for the six months ended 31 December 2007.

Code on Corporate Governance Practices

During the six months ended 31 December 2007, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company have not been segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 27 March 2008

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

Directors' Interests in Shares

As at 31 December 2007, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	1				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
	Li Ning	1		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.03
Henderson Land Development Company Limited	Lee Shau Kee	4	7,269,006		1,124,111,866		1,131,380,872	52.70
	Lee Ka Kit	4				1,124,111,866	1,124,111,866	52.36
	Lee Ka Shing	4				1,124,111,866	1,124,111,866	52.36
	Li Ning	4		1,124,111,866			1,124,111,866	52.36
	Lee Tat Man	5	111,393				111,393	0.01
	Lee King Yue	6	252,263		19,800		272,063	0.01
	Woo Ka Biu, Jackson	7		2,000			2,000	0.00

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	8			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	9			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	10	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	8		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	9		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	10		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Henderson Investment Limited

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Drinkwater Investment Limited	Leung Hay Man	11			5,000		5,000	4.49
	Woo Po Shing	12			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	13			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	14			100		100	100.00
	Lee Ka Kit	14				100	100	100.00
	Lee Ka Shing	14				100	100	100.00
	Li Ning	14		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	15			3,240		3,240	80.00
	Lee Ka Kit	15				3,240	3,240	80.00
	Lee Ka Shing	15				3,240	3,240	80.00
	Li Ning	15		3,240			3,240	80.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

Arrangements to Purchase Shares or Debentures

At no time during the six months ended 31 December 2007 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 31 December 2007, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Long Positions		
Rimmer (Cayman) Limited (Note 1)	2,076,089,007	68.13
Riddick (Cayman) Limited (Note 1)	2,076,089,007	68.13
Hopkins (Cayman) Limited (Note 1)	2,076,089,007	68.13
Henderson Development Limited (Note 1)	2,070,473,859	67.94
Henderson Land Development Company Limited (Note 1)	2,070,473,859	67.94
Kingslee S.A. (Note 1)	2,070,473,859	67.94
Banshing Investment Limited (Note 1)	802,854,200	26.35
Markshing Investment Limited (Note 1)	602,398,418	19.77
Covite Investment Limited (Note 1)	363,328,900	11.92
Persons other than Substantial Shareholders:		
Long Positions		
Elliott Capital Advisors L.P. (Note 16)	238,521,122	7.82
Gainwise Investment Limited (Note 1)	217,250,000	7.13
UBS AG (Note 17)	159,139,620	5.22
Short Positions		
UBS AG (Note 18)	146,980,150	4.82

Henderson Investment Limited

Notes:

1. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 52.30% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mr. Lee King Yue was the beneficial owner of these shares.

4. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,124,111,866 shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.06% held by HL which in turn was 52.30% held by HD; and (v) 1,366,066 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HD and Fu Sang as set out in Note 1, China Gas and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

5. Mr. Lee Tat Man was the beneficial owner of these shares.

6. Of these shares, Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

8. These shares were held by Hopkins as trustee of the Unit Trust.

9. These shares were held by Hopkins as trustee of the Unit Trust.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

11. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

12. These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

13. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited, an indirect wholly-owned subsidiary of HL.

14. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

15. Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

16. Elliott Capital Advisors L.P. was the beneficial owner of these shares.

17. Of these shares, UBS AG had beneficial, security and corporate interests in 157,491,120 shares, 1,290,000 shares and 358,500 shares respectively, and interests in 146,444,656 shares were derived from physically settled derivatives.

18. UBS AG had beneficial interests in these shares, of which interests in 146,442,156 shares were derived from physically settled derivatives.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS
TO THE BOARD OF DIRECTORS OF HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial statements set out on pages 4 to 26, which comprise the condensed consolidated balance sheet of Henderson Investment Limited (the "Company") as at 31 December 2007 and the related condensed consolidated profit and loss account, consolidated statements of changes in equity and cash flow for the six months then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on these interim financial statements based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 27 March 2008

二零零七／二零零八年度中期業績摘要

	截至十二月三十一日止六個月		
	二零零七年 **未經審核** **港幣百萬元**	二零零六年 未經審核 港幣百萬元	**變動**
本公司股東應佔溢利			
一持續營運業務	**66**	122	-46%
一已終止營運業務	**35,265**	1,830	+1,827%
	35,331	1,952	+1,710%
	港幣	港幣	
每股盈利			
一持續營運業務	**0.02**	0.04	-50%
一已終止營運業務	**11.57**	0.60	+1,828%
	11.59	0.64	+1,711%
每股中期股息	**0.02**	0.13	-85%

此外，隨著於二零零七年十二月完成出售本集團持有2,366,934,097股香港中華煤氣有限公司之全部權益，以及於二零零八年一月削減本公司股份溢價賬成為無條件後，本公司已向股東根據股份權益票據以實物分派形式派發每股獲0.209股恒基兆業地產有限公司股份之權利，以及每股分派現金合共港幣2.24元。

中期業績及股息

董事局宣佈本集團截至二零零七年十二月三十一日止六個月內，股東應佔未經審核之盈利為港幣三百五十三億三千一百萬元，較上年度同期增加港幣三百三十三億七千九百萬元。每股盈利為港幣11.59元(二零零六年：港幣0.64元)。

若撇除期內已終止營運業務所帶來之港幣三百五十二億六千五百萬元溢利，截至二零零七年十二月三十一日止六個月內，來自持續營運業務之股東應佔盈利為港幣六千六百萬元，較上年度同期減少港幣五千六百萬元或46%。來自持續營運業務之每股盈利為港幣0.02元(二零零六年：港幣0.04元)。

董事局宣佈派發中期股息每股港幣二仙(二零零六年：每股港幣一角三仙)予於二零零八年四月二十三日登記在公司股東名冊內之股東。

截止過戶日期

本公司將於二零零八年四月二十一日(星期一)至二零零八年四月二十三日(星期三)止(首尾兩天包括在內)，暫停辦理股份登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零八年四月十八日(星期五)下午四時正前，送抵香港灣仔皇后大道東28號金鐘匯中心26樓本公司之股份登記及過戶處卓佳標準有限公司辦理過戶手續。股息單將於二零零八年四月二十四日(星期四)寄送予股東。

管理層討論及分析

出售香港中華煤氣有限公司之權益予恒基兆業地產有限公司

於二零零七年十月二日，本公司與恒基兆業地產有限公司(「恒基地產」)簽訂協議，據此向恒基地產出售本集團持有2,366,934,097股香港中華煤氣有限公司(「香港中華煤氣」)之全部權益，相等於香港中華煤氣已發行股本總額約39.06%。是項收購代價包括：(i)向本公司發行股份權益票據(「股份權益票據」)，賦予持有人可要求恒基地產發行636,891,425股股份連同有權享有恒基地產截至二零零七年六月三十日止年度之末期股息之權利；及(ii)現金約港幣三十七億零七百萬元。於二零零七年十一月七日，恒基地產同意增加現金收購代價約港幣三十一億二千一百萬元，藉以增加建議對本公司股東之吸引力，致使在股份權益票據外，總現金代價合共約港幣六十八億二千八百萬元。

於二零零七年十二月七日股東特別大會上，股東壓倒性投票通過該項交易，明確認同本集團為股東實現價值所作出之努力。

有關交易已於二零零七年十二月十七日完成，並作為交易之一部份，本公司已向股東根據股份權益票據以實物分派形式派發每股獲0.209股恒基地產股份之權利，以及每股現金分派港幣1.03元。隨著削減股份溢價賬成為無條件後，本公司遂於二零零八年一月二十五日再向股東進一步分派現金每股港幣1.21元，致使總現金分派達每股港幣2.24元或合共約港幣六十八億二千六百萬元。本集團就該交易錄得港幣三百三十七億八千一百萬元盈利。

交易完成後，本集團仍為一間上市公司並專注於國內基建業務。

業務回顧

持續營運業務

基礎建設

本集團之基建業務包括於杭州錢江三橋及馬鞍山環市公路之權益，除卻本集團直接擁有收費大橋之若干股權外，兩者均經由中國投資集團有限公司持有。於二零零七年九月，本集團以現金代價約港幣一億四千五百萬元購入中國投資集團有限公司餘下之35.94%權益，使之成為本集團一間全資擁有附屬公司。而本集團於杭州錢江三橋及馬鞍山環市公路之實際權益亦因此分別增加至60%及49%。

杭州錢江三橋位處104國道，為貫通北京市及福建省之主要幹線。該收費大橋於一九九七年建成，延綿約5.8公里，橫跨浙江省杭州錢塘江，連接杭州南部市區、蕭山及濱江，亦是通往杭州機場各主要道路之樞紐。期內，通行費收入上升110%至港幣一億零一百萬元，反映交通流量於二零零六年十月大型維修及保養工程完成後有所提高。

馬鞍山環市公路屬於一級公路，長約40.5公里，環繞安徽省之重點工業城市馬鞍山市。該高速公路於一九九七年建成，為205國道之一部份，北連南京至馬鞍山高速公路，南接蕪湖至馬鞍山高速公路。該公路於期內所產生的通行費收入增長至港幣二千八百萬元，較上年度同期上升12%。

已終止營運業務

有關已終止營運業務之回顧載於本報告《財務回顧》一節內。

結算日後事項

由於本公司之股份價格及成交量在二零零八年三月二十六日上升，故本公司於當日發表公佈，本公司接獲一商務項目之合作夥伴表示有興趣洽購本公司於該項目之權益。然而，本公司仍待進一步條款資料詳情，惟仍未與有興趣方達成任何協議。

展望

透過變現所持有香港中華煤氣之市場價值，本集團成功為股東釋放價值，並從分派中讓股東兌換部份價值為恒基地產股份及現金。誠如二零零七年十月二十日致股東通函所解述，出售本集團於香港中華煤氣之權益可使其確立成為一間單一性專營基建業務之集團，業務比以往更為專注。

簡明中期財務報表

綜合損益計算表－未經審核

	附註	截至十二月三十一日止六個月 二零零七年 港幣百萬元	二零零六年 （重列） 港幣百萬元
持續營運業務：			
營業額	六	129	73
直接成本		(34)	(25)
		95	48
其他收入／其他收益		48	119
行政費用		(36)	(16)
出售集團之本期溢利	十七	5	6
出售集團之出售盈利淨額	十七	21	–
經營溢利		133	157
融資成本	七(a)	(4)	(2)
除稅前溢利	七	129	155
所得稅	八	(15)	(8)
持續營運業務之本期溢利		114	147
已終止營運業務：			
已終止營運業務之本期溢利	四(b)	35,265	1,835
本期溢利		35,379	1,982
溢利分配：			
本公司股東			
－持續營運業務		66	122
－已終止營運業務		35,265	1,830
		35,331	1,952
少數股東			
－持續營運業務		48	25
－已終止營運業務		-	5
		48	30
本期溢利		35,379	1,982

簡明中期財務報表

綜合損益計算表－未經審核(續)

		截至十二月三十一日止六個月	
		二零零七年	二零零六年 (重列)
	附註	港幣百萬元	港幣百萬元
屬於本期應付予本公司股東之股息	九(a)		
本期核准及支付發放款		**46,575**	-
於中期結算後宣派之中期股息		**61**	396
		46,636	396
		港幣	港幣
每股盈利－基本及攤薄	十		
由持續營運業務		**0.02**	0.04
由已終止營運業務		**11.57**	0.60
		11.59	0.64

第十頁至第二十六頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合資產負債表

	附註	於二零零七年 十二月三十一日 (未經審核) 港幣百萬元	於二零零七年 六月三十日 (已經審核) 港幣百萬元
非流動資產			
物業、廠房及設備	十一	**594**	596
收費高速公路經營權	十二	**180**	179
聯營公司權益	三(c)	**-**	14,444
其他非流動資產		**113**	119
		887	15,338
流動資產			
應收賬款及其他應收款	十三	**438**	353
應收關連公司款		**76**	68
現金及現金等價物	十四	**4,590**	3,684
		5,104	4,105
分類為待出售之資產	十七	**-**	420
		5,104	4,525
流動負債			
銀行借款及透支		**-**	23
應付賬款及其他應付款	十五	**73**	186
應付關連公司款	十六	**194**	1,801
本期稅項準備		**55**	51
		322	2,061
分類為待出售之資產之相關負債	十七	**-**	255
		322	2,316
流動資產淨值		**4,782**	2,209
總資產減流動負債		**5,669**	17,547

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零七年十二月三十一日(未經審核)港幣百萬元	於二零零七年六月三十日(已經審核)港幣百萬元
非流動負債			
銀行借款		6	6
遞延稅項負債		13	14
		19	20
資產淨值		5,650	17,527
資本及儲備	十八		
股本		609	609
儲備		4,674	16,353
本公司股東應佔權益總額		5,283	16,962
少數股東權益		367	565
權益總額		5,650	17,527

第十頁至第二十六頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合權益變動表－未經審核

	附註	截至十二月三十一日止六個月 二零零七年 港幣百萬元	二零零六年 港幣百萬元
於七月一日之權益總額	十八	17,527	28,280
本期直接於權益內確認之淨收益			
換算香港以外附屬公司財務報表之匯兌差額		49	70
可供出售證券公允價值之變動		-	69
本期直接於權益內確認之淨收益		49	139
由權益轉撥			
匯兌儲備於出售附屬公司時變現		(14)	-
本期溢利		35,379	1,982
本期已確認之收益及支出總額		35,414	2,121
分配予：			
－本公司股東		35,353	2,060
－少數股東		61	61
		35,414	2,121
本期核准及支付發放款		(46,575)	-
已付末期股息		(457)	(457)
已派少數股東股息		(3)	(16)
增加附屬公司權益之有關少數股東權益		(148)	-
出售附屬公司之有關少數股東權益		(108)	-
於十二月三十一日之權益總額	十八	5,650	29,928

第十頁至第二十六頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

簡明綜合現金流量表－未經審核

		截至十二月三十一日止六個月	
		二零零七年	二零零六年
	附註	港幣百萬元	港幣百萬元
營運活動所得的現金淨值		7	135
投資活動所得的現金淨值			
有關出售兩間附屬公司之現金代價收入		6,828	–
支付收購聯營公司進一步權益之款項		(601)	(16)
支付收購一間附屬公司進一步權益之款項		(145)	–
股息收入		1	336
其他投資現金流量		56	(9)
		6,139	311
融資活動所用的現金淨值			
派發放款及股息予股東		(3,602)	(457)
償還同母系附屬公司借款		(1,599)	(73)
其他融資現金流量		(44)	(28)
		(5,245)	(558)
現金及現金等價物之淨額增加／(減少)		901	(112)
於七月一日之現金及現金等價物	十四	3,686	5,127
外幣兌換率改變之影響		3	7
於十二月三十一日之現金及現金等價物	十四	4,590	5,022

第十頁至第二十六頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表(未經審核)附註

一 編製基準

本簡明中期財務報表乃根據適用的《香港聯合交易所有限公司證券上市規則》披露規定，包括遵照香港會計師公會頒佈之《香港會計準則》第三十四號「中期財務報告」並與二零零七年財務報告內所採納之相同會計政策而編製。

按照《香港會計準則》第三十四號編製之簡明中期財務報表需要管理層作出判斷、估計及假設。該等判斷、估計及假設均影響會計政策之應用，以及按本年截至報告日期為止呈報之資產及負債、收入及支出之金額。實際結果有可能與估計有差異。

本簡明中期財務報表包括簡明綜合賬項及經篩選的解釋附註。此等附註載有多項事件與交易之說明，此等說明對了解本公司及附屬公司(統稱「本集團」)自二零零七年六月三十日(即編製二零零七年年度賬項之最近期會計報告日期)以來之財務狀況之變動與表現均非常重要。此簡明中期財務報表及附註並不包含按照香港會計師公會頒佈之《香港財務報告準則》(「香港財務報告準則」)編製全盤財務報表所需之全部資料。

此簡明中期財務報表乃未經審核，惟已由羅兵咸永道會計師事務所根據香港會計師公會頒佈之《香港審閱準則》第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱。羅兵咸永道會計師事務所致董事會之審閱報告已刊載於第三十八頁。

二 主要會計政策

香港會計師公會頒佈了多項新訂和經修訂的《香港財務報告準則》(此統稱包括《香港會計準則》及詮釋)。這些準則在本集團之本會計期間首次生效或可提早採用。到目前為止，本集團認為，採用這些與本集團有關及將於二零零八年年報內反映之新訂及經修訂的《香港財務報告準則》，對本集團之經營業績與財務狀況並沒有構成重大影響，除因採納《香港會計準則》第一號(修訂)及《香港財務報告準則》第七號而須要在二零零八年年報內作出進一步披露者外。

本集團現正評估並未於二零零八年六月三十日年結前生效及不在本簡明中期財務報表中採納之修訂、新訂準則及新詮釋在首次應用期間的預期影響。至目前為止，本集團認為，預期採納《香港財務報告準則》第八號「業務經營分部」將會導致財務報表出現新訂或修訂披露。至於有關其他修訂、新訂準則及新詮釋，本集團尚未能確定其會否對本集團之經營業績或財務狀況構成重大影響。

簡明中期財務報表(未經審核)附註

三 本期內主要收購及出售

(a) 於二零零七年八月廿九日，泰立發展有限公司(本公司全資附屬公司，擁有中國投資集團有限公司(「中投」)約64.06%權益)，與若干人士簽訂買賣協議，以現金總代價港幣145,000,000元收購中投其餘35.94%權益。於二零零七年九月該項收購已完成，中投成為本公司全資附屬公司。

(b) 於二零零七年七月一日至二零零七年八月十日止期間，Macrostar Investment Limited(本公司全資附屬公司)以總代價港幣545,000,000元(購入價介乎每股港幣16.59元至港幣18.15元)購入本集團之聯營公司香港中華煤氣有限公司(「香港中華煤氣」)31,159,000股股份。收購完成後，本集團實益擁有香港中華煤氣已發行股本約39.06%之權益。

(c) 於二零零七年十月二日，本公司作為賣方與恒基兆業地產有限公司(「恒基地產」，(本公司之中介控股公司)作為買方，訂立一份有條件協議(並以二零零七年十一月七日之補充協議作為補充)。據此，恒基地產及其若干附屬公司將透過收購本公司於兩間全資擁有之投資控股附屬公司(名為Macrostar Investment Limited及Timpani Investments Limited(統稱「出售公司」))之權益及出售公司所欠之股東貸款，因而收購本集團於香港中華煤氣之所有權益(即2,366,934,097股香港中華煤氣股份或佔香港中華煤氣已發行股本約39.06%)(「交易」)。根據二零零七年十二月七日舉行之股東特別大會上所通過之普通決議案，此交易已獲批准，並於二零零七年十二月十七日完成。

交易之代價包括(i)向本公司發行股份權益票據，賦予持有人可要求恒基地產發行636,891,425股恒基地產普通股股份連同有權享有恒基地產支付相等於截至二零零七年六月三十日止年度末期股息之金額之權利；及(ii)現金港幣6,828,000,000元。詳情已刊載於二零零七年十月二十日本公司之通函及二零零七年十一月十四日之補充通函內。

此交易之代價為港幣50,264,000,000元及本集團已確認之出售盈利為港幣33,781,000,000元。

簡明中期財務報表(未經審核)附註

四　已終止營運業務

(a)　本集團之已終止營運業務包括以下各項：

截至二零零七年十二月三十一日止六個月：

— 本集團於香港中華煤氣(聯營公司)之權益，詳情已刊載於附註三(c)內。

截至二零零六年十二月三十一日止六個月：

— 本集團於若干從事物業租賃、酒店經營、保安服務、出售物業及其他業務之附屬公司及聯營公司權益，以及若干聯營公司包括美麗華酒店企業有限公司及香港小輪(集團)有限公司；及

— 本集團於一間從事物業投資之附屬公司之權益。

上述之已終止營運業務詳情，已陳述於截至二零零七年六月三十日止年度本公司之年報內。

出售上述之已終止營運業務後，本公司之主要業務為中國內地之基建項目。

簡明中期財務報表(未經審核)附註

四 已終止營運業務(續)

(b) 截至二零零七年十二月三十一日止六個月，已終止營運業務之業績如下：

	附註	截至十二月三十一日止六個月 二零零七年 港幣百萬元	 二零零六年 港幣百萬元
營業額	六	-	434
直接成本		-	(237)
		-	197
其他收入／其他收益		-	3
分銷費用		-	(12)
行政費用		-	(30)
未計入投資物業公允價值變動之經營溢利		-	158
投資物業之公允價值增加		-	219
已計入投資物業公允價值變動之經營溢利		-	377
融資成本		-	-
應佔聯營公司溢利減虧損		1,484	1,516
除稅前溢利		1,484	1,893
所得稅	八	-	(58)
本期溢利		1,484	1,835
出售公司及有關股東貸款之出售盈利淨額	三(c)	33,781	-
		35,265	1,835

簡明中期財務報表(未經審核)附註

五 分部資料

由於本期內本集團之營業額及交易業績唯獨來自中國內地之基建項目業務，因此截至二零零七年十二月三十一日止六個月並無呈列分部資料。本期營業額之金額為港幣129,000,000元(二零零六年：港幣73,000,000元)及本期分部業績之金額為港幣88,000,000元(二零零六年：港幣43,000,000元)。

本集團於截至二零零六年十二月三十一日止六個月的主要業務分部及地區分部如下：

業務分部

截至二零零六年十二月三十一日止六個月

	持續營運業務	已終止營運業務					
	基建項目 港幣百萬元	物業租賃 港幣百萬元	酒店業務 港幣百萬元	保安服務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
收入及業績							
營業額	73	193	52	36	153	–	507
其他收入	–	–	–	–	6	–	6
對外收入	73	193	52	36	159	–	513
分部業務間收入	–	–	–	–	2	(2)	–
總收入	73	193	52	36	161	(2)	513
分部業績	43	134	21	2	4		204
利息收入							115
上市投資證券 股息收入							1
出售集團之 本期溢利							6
投資物業之公允 價值增加							219
未能分項之淨費用							(11)
融資成本							(2)
應佔聯營公司 溢利減虧損							1,516
除税前溢利							2,048
所得税							(66)
本期溢利							1,982

簡明中期財務報表(未經審核)附註

五 分部資料(續)

地區分部

呈列按地區分部之資料，分部營業額乃按業務運作所在地區劃分。

	截至二零零六年十二月三十一日止六個月		
	香港 港幣百萬元	中國內地 港幣百萬元	綜合 港幣百萬元
營業額	434	73	507
其他收入	6	–	6
對外收入	440	73	513
分配：			
－ 持續營運業務	–	73	73
－ 已終止營運業務	440	–	440
	440	73	513

六 營業額

本期確認之營業額分析如下：

	截至十二月三十一日止六個月	
	二零零七年 港幣百萬元	二零零六年 (重列) 港幣百萬元
持續營運業務		
通行費收入	**129**	73
已終止營運業務		
租金收入	-	193
酒店業務	-	52
保安服務	-	36
銷售物業	-	29
其他	-	124
	-	434

簡明中期財務報表(未經審核)附註

七 除税前溢利

根據持續營運業務及已終止營運業務分類之除税前溢利，已扣除／(計入)下列各項：

	截至十二月三十一日止六個月 二零零七年 港幣百萬元	截至十二月三十一日止六個月 二零零六年 (重列) 港幣百萬元
(a) 融資成本		
持續營運業務		
銀行借款及透支	1	1
須於五年內全數償還的其他貸款	3	1
	4	2
(b) 其他項目		
持續營運業務		
收費高速公路經營權攤銷	5	5
折舊	19	11
利息收益	(42)	(114)
已終止營運業務		
預付租賃款項攤銷	–	1
折舊	–	6
出售成本		
– 存貨	–	31
– 待出售之建成物業	–	18
出售／撇除物業、廠房及設備之虧損	–	17
利息收益	–	(1)
上市投資證券股息收入	–	(1)

簡明中期財務報表(未經審核)附註

八 所得稅

	截至十二月三十一日止六個月	
	二零零七年	二零零六年 (重列)
	港幣百萬元	港幣百萬元
本期稅項－香港利得稅	1	24
本期稅項－中國內地	15	8
遞延稅項－源自及撥回暫時性差異	(1)	34
	15	66
分配予：		
－持續營運業務	15	8
－已終止營運業務	-	58
	15	66

截至二零零七年十二月三十一日止六個月香港利得稅準備乃按估計應課稅溢利之17.5%(二零零六年：17.5%)計算。

香港以外附屬公司稅項乃按有關境外司法管轄區適用稅率計算。本集團於中國內地經營之若干附屬公司，於本期內享有若干免稅期及稅務優惠。

於二零零七年三月十六日，全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新中國企業稅法」)，據此，所有內資和外資企業標準所得稅率從二零零八年一月一日起均為25%。新中國企業稅法提供了優惠稅率、指定行業和商業行為的稅收優惠政策、過渡期安排、以及應課稅利潤的確認等內容。新中國企業稅法對於本集團本期內之簡明中期財務報告所呈列之經營業績及財務狀況並無重大影響。

簡明中期財務報表(未經審核)附註

九 股息

(a) 屬於本期應付予本公司股東之股息

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
本期核准及支付發放款每股港幣15.2838元（二零零六年：無）	46,575	–
於中期結算後宣派之中期股息每股港幣二仙（二零零六年：每股港幣一角三仙）	61	396
	46,636	396

根據二零零七年十二月七日舉行之股東特別大會上通過之普通決議案，緊接完成交易(參考附註3(c))後，已發放及支付之累積金額為港幣46,575,000,000元，包括(以本公司每股已發行股份計)(i)以實物分派形式派發股份權益票據，賦予可獲分配0.209股恒基地產股份連同所有權利；及(ii)現金派發每股港幣1.03元(金額為港幣3,139,000,000元)。累積發放已於二零零七年十二月十七日從交易收益中支付。進一步派發每股現金港幣1.21元將於結算日後支付，詳情列載於附註22(a)「非調整之結算日後事項」一節內。

於中期報告後宣派之中期股息尚未於二零零七年十二月三十一日確認為負債。

(b) 屬於上一財政年度，並於本期核准及支付予本公司股東之股息

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
屬於上一財政年度，並於本期核准及支付末期股息每股港幣一角五仙（二零零六年：每股港幣一角五仙）	457	457

簡明中期財務報表(未經審核)附註

十 每股盈利 — 基本及攤薄

(a) 由持續營運業務

每股基本及攤薄盈利乃按本公司股東應佔溢利港幣66,000,000元(二零零六年(重列):港幣122,000,000元),並按期內已發行普通股之加權平均數3,047,327,395股(二零零六年:3,047,327,395股)計算。

(b) 由已終止營運業務

每股基本及攤薄盈利乃按本公司股東應佔溢利港幣35,265,000,000元(二零零六年(重列):港幣1,830,000,000元),並按期內已發行普通股之加權平均數3,047,327,395股(二零零六年:3,047,327,395股)計算。

十一 物業、廠房及設備

於本期內,本集團購買物業、廠房及設備累計數為港幣1,000,000元(二零零六年:港幣28,000,000元)。

十二 收費高速公路經營權

於二零零七年六月三十日及二零零七年十二月三十一日,收費高速公路經營權已抵押予銀行以取得本集團之若干銀行借款。

十三 應收賬款及其他應收款

	於二零零七年十二月三十一日 港幣百萬元	於二零零七年六月三十日 港幣百萬元
應收貿易賬款	402	278
按金、預付費用及其他應收賬款	17	48
應收代價款	19	27
	438	353

簡明中期財務報表(未經審核)附註

十三 應收賬款及其他應收款(續)

於二零零七年十二月三十一日，本集團之應收貿易賬款(扣除壞賬減值虧損)之賬齡分析如下：

	於二零零七年十二月三十一日 港幣百萬元	於二零零七年六月三十日 港幣百萬元
未逾期或逾期一個月內	**21**	17
逾期一至三個月內	**42**	35
逾期超過三個月但少於六個月內	**53**	45
逾期超過六個月	**286**	181
	402	278

應收賬款及其他應收款包括應收通行費收入，其他應收賬款及其他應收款。有關應收通行費收入乃根據本集團與杭州有關政府部門訂立之合同條款由該政府部門代為收取。有關其他應收賬款及其他應收款，所給予客戶的信貸條款一般乃鑑於每一客戶財政實力及過往還款狀況作基準。在一般情況下，本集團並無向客戶獲取抵押品。

本集團設有特定信貸政策及持續審慎控制信貸風險，對逾期款項會採取定期審核及跟進措施，預期不可收回之數額已計提足夠的減值虧損。

簡明中期財務報表(未經審核)附註

十四 現金及現金等價物

	於二零零七年 十二月三十一日 港幣百萬元	於二零零七年 六月三十日 港幣百萬元
銀行定存	4,551	3,609
銀行存款及現金	39	75
綜合資產負債表之現金及現金等價物	4,590	3,684
分類為待出售之資產之現金及現金等價物	-	2
簡明綜合現金流量表之現金及現金等價物	4,590	3,686

於二零零七年十二月三十一日，現金及現金等價物中包括總額相等於港幣65,000,000元(二零零七年六月三十日：港幣76,000,000元)之款項是存在中國內地及受中國外匯條例管制。

十五 應付賬款及其他應付款

	於二零零七年 十二月三十一日 港幣百萬元	於二零零七年 六月三十日 港幣百萬元
應付貿易賬款	64	37
應付費用及其他應付款	9	149
	73	186

於二零零七年十二月三十一日，本集團之應付貿易賬款之賬齡分析如下：

	於二零零七年 十二月三十一日 港幣百萬元	於二零零七年 六月三十日 港幣百萬元
一個月內到期或按要求還款	-	5
一個月後但三個月內到期	47	20
三個月後但六個月內到期	11	10
六個月後到期	6	2
	64	37

簡明中期財務報表(未經審核)附註

十六 應付關連公司款

	於二零零七年十二月三十一日 港幣百萬元	於二零零七年六月三十日 港幣百萬元
應付同母系附屬公司款	**54**	1,653
應付少數股東款	**136**	148
應付投資公司款	**4**	–
	194	1,801

除應付少數股東款及投資公司款為免息以外，其他應付關連公司款均為無抵押、計息(利息參考香港銀行同業拆息利率)及按要求償還。

十七 出售集團

本集團過往與寧波附屬公司(定義見下文)之少數股東奉化市交通投資公司訂立出售寧波盈輝公路發展有限公司、寧波智領公路發展有限公司和寧波唯達公路發展有限公司(統稱「寧波附屬公司」)全部權益協議，現金代價為人民幣70,000,000元(約為港幣75,000,000元)。

於本期內，本集團錄得寧波附屬公司之盈利為港幣5,000,000元(二零零六年：港幣6,000,000元)。該項交易於本期內完成並確認約港幣21,000,000元之出售盈利淨額。

雖然寧波附屬公司屬於基建項目分部(為本集團持續營運業務)，但出售寧波附屬公司已於本期內完成，以後本集團終止於寧波附屬公司持有業務權益。

簡明中期財務報表(未經審核)附註

十八 資本及儲備

本集團

	本公司股東應佔權益									
	股本 港幣百萬元	股份溢價 港幣百萬元	物業重估儲備 港幣百萬元	資本儲備 港幣百萬元	公允價值儲備 港幣百萬元	匯兌儲備 港幣百萬元	保留溢利 港幣百萬元	合計 港幣百萬元	少數股東權益 港幣百萬元	合計 港幣百萬元
於二零零六年七月一日	609	9,216	12	13	53	-	17,749	27,652	628	28,280
批准屬於上年度之末期股息(附註九(b))	-	-	-	-	-	-	(457)	(457)	-	(457)
換算香港以外附屬公司財務報表之匯兌差額	-	-	-	-	-	39	-	39	31	70
可供出售證券公允價值之變動	-	-	-	-	69	-	-	69	-	69
本期溢利	-	-	-	-	-	-	1,952	1,952	30	1,982
已派少數股東股息	-	-	-	-	-	-	-	-	(16)	(16)
於二零零六年十二月三十一日	609	9,216	12	13	122	39	19,244	29,255	673	29,928
換算香港以外附屬公司財務報表之匯兌差額	-	-	-	-	-	23	-	23	23	46
削減股份溢價	-	(5,000)	-	-	-	-	5,000	-	-	-
出售附屬公司撥轉至保留溢利	-	-	(12)	-	-	-	12	-	-	-
可供出售證券:										
－公允價值之變動	-	-	-	-	114	-	-	114	-	114
－減值虧損撥轉至損益	-	-	-	-	14	-	-	14	-	14
－出售附屬公司撥轉至損益	-	-	-	-	(250)	-	-	(250)	-	(250)
本期溢利	-	-	-	-	-	-	3,439	3,439	48	3,487
本年度已宣派之股息										
－中期股息(附註九(a))	-	-	-	-	-	-	(396)	(396)	-	(396)
－現金發放	-	-	-	-	-	-	(15,237)	(15,237)	-	(15,237)
派款予少數股東	-	-	-	-	-	-	-	-	(90)	(90)
已派少數股東股息	-	-	-	-	-	-	-	-	(89)	(89)
於二零零七年六月三十日	609	4,216	-	13	-	62	12,062	16,962	565	17,527

簡明中期財務報表(未經審核)附註

十八 資本及儲備(續)

本集團(續)

	本公司股東應佔權益									
	股本 港幣百萬元	股份溢價 港幣百萬元	物業重估儲備 港幣百萬元	資本儲備 港幣百萬元	公允價值儲備 港幣百萬元	匯兌儲備 港幣百萬元	保留溢利 港幣百萬元	合計 港幣百萬元	少數股東權益 港幣百萬元	合計 港幣百萬元
於二零零七年七月一日	609	4,216	-	13	-	62	12,062	16,962	565	17,527
批准屬於上年度之末期股息(附註九(b))	-	-	-	-	-	-	(457)	(457)	-	(457)
換算香港以外附屬公司財務報表之匯兌差額	-	-	-	-	-	30	-	30	19	49
匯兌儲備於出售附屬公司時變現	-	-	-	-	-	(8)	-	(8)	(6)	(14)
本期溢利	-	-	-	-	-	-	35,331	35,331	48	35,379
本期核准及支付發放款(附註九(a))	-	-	-	-	-	-	(46,575)	(46,575)	-	(46,575)
已派少數股東股息	-	-	-	-	-	-	-	-	(3)	(3)
增加附屬公司權益	-	-	-	-	-	-	-	-	(148)	(148)
出售附屬公司	-	-	-	-	-	-	-	-	(108)	(108)
於二零零七年十二月三十一日	609	4,216	-	13	-	84	361	5,283	367	5,650

簡明中期財務報表(未經審核)附註

十九 資本承擔

於二零零七年十二月三十一日，本集團沒有任何之資本承擔項目並未於本簡明中期財務報表內計提(二零零七年六月三十日：無)。

二十 重大關連人士交易

除已披露於本簡明中期財務報表內之交易外，本集團於本期內曾達成下列之重大關連人士交易：

(a) 關連人士交易

	同母系附屬公司 截至十二月三十一日止六個月 二零零七年 港幣百萬元	 二零零六年 港幣百萬元
持續營運業務		
利息支出	3	1
已終止營運業務		
大廈管理費	–	3
維修費	–	5

(b) 主要管理層成員之酬金

除若干董事及主要管理層成員於本公司之中介控股公司收取其於本集團之服務酬金外，本公司其他董事及主要管理層成員並沒有收取任何酬金。基於董事之意見，將酬金按其服務分配予中介控股公司及其各附屬公司之方法實際上並不可行，因此酬金未作分配。

廿一 比較數字

若干比較數字已作調整或重新分類，以符合有關已終止營運業務(詳情載於附註四)之披露要求。

簡明中期財務報表(未經審核)附註

廿二 非調整之結算日後事項

(a) 根據於二零零七年十二月七日舉行之股東特別大會通過之特別決議案及於二零零八年一月十六日香港特別行政區高等法院頒令,於二零零八年一月十七日本公司股份溢價賬已全數削減(約港幣4,216,000,000元),並根據香港《公司條例》的規定將相同金額計入本公司保留溢利內。

根據於二零零七年十二月七日舉行之股東特別大會通過之普通決議案,於二零零八年一月十七日削減股份溢價賬後,已於二零零八年一月二十五日進一步派發按本公司每股已發行股份港幣1.21元現金或總值港幣3,687,000,000元,並從交易收益中支付(參考附註3(c))。

(b) 由於本公司之股份價格及成交量在二零零八年三月二十六日上升,故本公司於當日發表公佈,本公司接獲一商務項目之合作夥伴表示有興趣洽購本公司於該項目之權益。然而,本公司仍待進一步條款資料詳情,惟仍未與有興趣方達成任何協議。

(c) 董事會於結算日後宣派中期股息。有關詳情列載於附註九(a)。

財務回顧

以下討論應與本公司截至二零零七年十二月三十一日止六個月未經審核簡明中期財務報表一併參閱。

重要收購及出售

購入一間附屬公司之餘下權益

於二零零七年八月二十九日，本集團與若干人士簽訂買賣協議，以現金代價約港幣145,000,000元購入中國投資集團有限公司(「中國投資集團」)餘下35.94%權益。該項收購於二零零七年九月完成，而中國投資集團亦成為本公司一間全資擁有附屬公司。

出售一間聯營公司之權益

根據二零零七年十月二日由本公司及中介控股公司恒基地產所簽訂協議(經二零零七年十一月七日之補充協議修訂)，本公司出售其於香港中華煤氣之全部權益予恒基地產。交易詳情載於本報告《管理層討論及分析》一節內。

出售附屬公司之權益

本集團過往與寧波附屬公司(定義見下文)之少數股東奉化市交通投資公司簽訂買賣協議，以現金代價人民幣70,000,000元(約港幣75,000,000元)出售寧波盈輝公路發展有限公司、寧波智領公路發展有限公司及寧波唯達公路發展有限公司(統稱「寧波附屬公司」)全部權益。該項交易已於本期內完成，並確認出售盈利約港幣21,000,000元。

除上述所披露者外，本集團截至二零零七年十二月三十一日止六個月內概無進行任何重大收購或出售附屬公司或資產。

經營業績

持續營運業務

本集團之持續營運業務為於中國內地從事基建業務，包括經營一條位於杭州之收費大橋及一條位於安徽省馬鞍山之收費高速公路之經營權。截至二零零七年十二月三十一日止六個月內，營業額為港幣129,000,000元(二零零六年：港幣73,000,000元)，較上財政年度同期增加港幣56,000,000元或77%。主因是杭州收費大橋之交通流量自二零零六年十月一項大型維修及保養工程完成後有所上升。期內，基建業務之溢利貢獻(即營業額扣減直接成本)上升港幣47,000,000元或98%至港幣95,000,000元(二零零六年：港幣48,000,000元)。

已終止營運業務

本集團於截至二零零七年十二月三十一日止六個月內已終止營運業務之業績主要包括：(i)本集團期內應佔香港中華煤氣之除税後溢利港幣1,484,000,000元；及(ii)出售所持香港中華煤氣全部權益所獲盈利港幣33,781,000,000元(誠如本報告《管理層討論及分析》一節內所述)。

本集團期內應佔香港中華煤氣之除税後溢利為港幣1,484,000,000元(二零零六年：港幣1,290,000,000元)，較上財政年度同期增加港幣194,000,000元或15%。溢利增加主要由於期內香港中華煤氣之翔龍灣項目物業銷售較上財政年度同期有所增加，因此香港中華煤氣來自物業發展分部之盈利貢獻亦得以提升所致。

股東應佔溢利

截至二零零七年十二月三十一日止六個月內，股東應佔溢利為港幣35,331,000,000元(二零零六年：港幣1,952,000,000元)，較上財政年度同期增加港幣33,379,000,000元。

截至二零零七年十二月三十一日止六個月內，來自持續營運業務之股東應佔溢利為港幣66,000,000元(二零零六年：港幣122,000,000元)，較上財政年度同期減少港幣56,000,000元或46%。當中主要由於本集團在二零零七年六月向股東作港幣15,237,000,000元(或每股港幣5元)現金分派後，令本集團於期內保持之平均現金結餘較上財政年度同期下降，從而本集團於本期內所賺銀行利息收入亦因此減少。然而本期內本集團源自基建業務溢利貢獻之增加，已部份抵銷銀行利息收入縮減之影響。

截至二零零七年十二月三十一日止六個月內，來自已終止營運業務之股東應佔溢利為港幣35,265,000,000元(二零零六年：港幣1,830,000,000元)。溢利上升達港幣33,435,000,000元，主要由於從出售所持香港中華煤氣權益獲得盈利港幣33,781,000,000元所致。

財務資源、資金流動性及債務償還期

於二零零七年十二月三十一日，本集團銀行借貸總額為港幣6,000,000元(二零零七年六月三十日：港幣29,000,000元)。本集團之現金及銀行結餘、銀行借貸償還期及借貸比率如下：

	於二零零七年十二月三十一日 港幣百萬元	於二零零七年六月三十日 港幣百萬元
現金及銀行結餘	**4,590**	3,684
減：須於以下期限償還之銀行借貸		
－一年內	**-**	23
－一年後及兩年內	**6**	-
－兩年後及五年內	**-**	6
銀行借貸總額	**6**	29
現金及銀行結餘淨額	**4,584**	3,655
借貸比率	**零**	零

融資成本於截至二零零七年十二月三十一日止六個月內為港幣4,000,000元(二零零六年：港幣2,000,000元)，對本集團之營運無足輕重。

基於本集團於二零零七年十二月三十一日擁有現金及銀行結餘淨額達港幣4,584,000,000元，本集團具備充裕之財務資源應付日常營運及未來擴展之資金需求。

庫務及財務管理

本集團之融資及庫務活動乃由公司層面集中執管。本集團之銀行借貸按浮動利率計息，以人民幣計值為中國內地之基建業務提供資金。於本期內，本集團概無為投機或對沖目的訂立任何衍生金融工具。本集團密切監察其利率風險及匯率風險(後者來自其於中國內地基建業務之投資以人民幣計值且並無作出對沖)，並將於有需要時考慮對沖該等風險。

除上述者外，於二零零七年六月三十日及二零零七年十二月三十一日，本集團概無任何重大之利率或匯率風險。

資產抵押

於二零零七年六月三十日及二零零七年十二月三十一日，除銀行授予本公司一間於中國內地從事基建項目之附屬公司之若干項目融資貸款乃以本集團收費高速公路之經營權作抵押外，本集團概無抵押資產予任何第三方。於二零零七年十二月三十一日，本集團有抵押銀行貸款結餘額為港幣6,000,000元(二零零七年六月三十日：港幣29,000,000元)。

資本承擔

於二零零七年六月三十日及二零零七年十二月三十一日，本集團概無任何資本承擔。

或然負債

於二零零七年六月三十日及二零零七年十二月三十一日，本集團概無任何或然負債。

僱員及薪酬政策

於二零零七年十二月三十一日，本集團約有240名(二零零七年六月三十日：330名)全職僱員。僱員之薪酬與市場及同業水平相若。年終花紅視乎員工之個別表現酌情發放。其他僱員福利包括醫療保險、退休計劃、培訓課程及教育津貼。

截至二零零七年十二月三十一日止六個月內，持續營運業務及已終止營運業務之總員工成本總額為港幣7,000,000元(二零零六年：港幣66,000,000元)。

其他資料

中期業績之審閱

截至二零零七年十二月三十一日止六個月之未經審核中期業績已由本公司之核數師羅兵咸永道會計師事務所按照香港會計師公會頒佈之香港審閱準則第2410號－「由實體的獨立核數師執行中期財務資料審閱」進行審閱，而其審閱報告載列於第三十八頁。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內概無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零七年十二月三十一日止六個月之中期業績報告。

企業管治常規守則

截至二零零七年十二月三十一日止六個月內，除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則。本公司認為李兆基博士具有豐富之地產經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

承董事局命
公司秘書
廖祥源 謹啟

香港，二零零八年三月二十七日

於本報告日期，本公司董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、李達民、孫國林、李鏡禹、劉壬泉、李寧、郭炳濠、黃浩明及薛伯榮；(2)非執行董事：胡寶星、阮北耀、梁希文及胡家驃(胡寶星之替代董事)；以及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零七年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業發展有限公司	李兆基	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	1				2,076,089,007	2,076,089,007	68.13
	李家誠	1				2,076,089,007	2,076,089,007	68.13
	李　寧	1		2,076,089,007			2,076,089,007	68.13
	李達民	2	6,666				6,666	0.00
	李鏡禹	3	1,001,739				1,001,739	0.03
恒基兆業地產有限公司	李兆基	4	7,269,006		1,124,111,866		1,131,380,872	52.70
	李家傑	4				1,124,111,866	1,124,111,866	52.36
	李家誠	4				1,124,111,866	1,124,111,866	52.36
	李　寧	4		1,124,111,866			1,124,111,866	52.36
	李達民	5	111,393				111,393	0.01
	李鏡禹	6	252,263		19,800		272,063	0.01
	胡家驃	7		2,000			2,000	0.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	8			8,190 (普通股A股)		8,190 (普通股A股)	100.00
	李兆基	9			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
	李兆基	10	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
	李家傑	8				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	9				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	10				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李家誠	8				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家誠	9				3,510 (無投票權B股)	3,510 無投票權B股)	100.00
	李家誠	10				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李 寧	8		8,190 (普通股A股)			8,190 (普通股A股)	100.00
	李 寧	9		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
	李 寧	10		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
精威置業有限公司	梁希文	11			5,000		5,000	4.49
	胡寶星	12			3,250		3,250	2.92
興輝置業有限公司	李家傑	13			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	14			100		100	100.00
	李家傑	14				100	100	100.00
	李家誠	14				100	100	100.00
	李 寧	14		100			100	100.00
Pettystar Investment Limited	李兆基	15			3,240		3,240	80.00
	李家傑	15				3,240	3,240	80.00
	李家誠	15				3,240	3,240	80.00
	李 寧	15		3,240			3,240	80.00

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零七年十二月三十一日止六個月內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零七年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

	股份權益總數	百份比權益
主要股東：		
好倉		
Rimmer (Cayman) Limited (附註1)	2,076,089,007	68.13
Riddick (Cayman) Limited (附註1)	2,076,089,007	68.13
Hopkins (Cayman) Limited (附註1)	2,076,089,007	68.13
恒基兆業有限公司(附註1)	2,070,473,859	67.94
恒基兆業地產有限公司(附註1)	2,070,473,859	67.94
Kingslee S.A. (附註1)	2,070,473,859	67.94
賓勝置業有限公司(附註1)	802,854,200	26.35
敏勝置業有限公司(附註1)	602,398,418	19.77
踞威置業有限公司(附註1)	363,328,900	11.92
主要股東以外之人士：		
好倉		
Elliott Capital Advisors L.P. (附註16)	238,521,122	7.82
Gainwise Investment Limited (附註1)	217,250,000	7.13
UBS AG (附註17)	159,139,620	5.22
淡倉		
UBS AG (附註18)	146,980,156	4.82

附註：

1. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中 (i)恒基兆業地產有限公司(「恒地」)全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、曜威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司(「恒兆」)持有恒地52.30%；及(ii) 5,615,148股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李鏡禹先生實益擁有。

4. 該等股份中，李兆基博士實益擁有7,269,006股，而其餘之1,124,111,866股股份中，(i) 570,743,800股由恒兆擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc. 擁有；222,045,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；及Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬Superfun Enterprises Limited擁有，恒地持有煤氣 39.06%，而恒兆則持有恒地52.30%；及(v) 1,366,066股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒兆及富生(列載於附註1)、煤氣及恒地的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

5. 該等股份由李達民先生實益擁有。

6. 該等股份中，李鏡禹先生實益擁有252,263股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50%之銀樁建業有限公司擁有。

7. 該等股份由胡家驃先生之妻子擁有。

8. Hopkins作為單位信託之受託人持有該等股份。

9. Hopkins作為單位信託之受託人持有該等股份。

10. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

11. 該等股份由梁希文先生全資擁有之 Gilbert Investment Inc. 擁有。

12. 該等股份由胡寶星爵士及其妻子各擁有50%之 Fong Fun Investment Inc. 之全資附屬 Coningham Investment Inc. 擁有。

13. 該等股份中，(i) 4,000股由李家傑先生全資擁有之 Applecross Limited 擁有；及 (ii) 6,000股由恒地間接全資擁有公司恒基中國集團有限公司全資擁有之 Andcoe Limited 之全資附屬恒基(中國)投資有限公司擁有。

14. 該等股份中，(i) 80股由恒地全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆全資附屬恒基財務有限公司擁有；及 (iii) Jetwin International Limited 之全資附屬 Perfect Bright Properties Inc. 及 Furnline Limited 各自擁有 5股。Triton (Cayman) Limited 作為一單位信託之受託人，擁有 Jetwin International Limited 之全部已發行股份。Triumph (Cayman) Limited 及 Victory (Cayman) Limited 分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有 Triton (Cayman) Limited、Triumph (Cayman) Limited 及 Victory (Cayman) Limited 之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

15. 該等股份中，(i) 3,038股由恒地擁有；及 (ii) 202股由 Jetwin International Limited 全資擁有之 Perfect Bright Properties Inc. 及 Furnline Limited 各持50%之福佳投資有限公司擁有。

16. 該等股份由 Elliott Capital Advisors L.P. 實益擁有。

17. 該等股份中，UBS AG 持有157,491,120股之實益權益、1,290,000股之保證權益及358,500股之公司權益，其中146,444,656股之權益來自實物結算衍生工具。

18. UBS AG 持有該等股份之實益權益，其中146,442,156股之權益來自實物結算衍生工具。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

中期財務報表的審閱報告
致恒基兆業發展有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第四至二十六頁的中期財務報表，此中期財務報表包括恒基兆業發展有限公司(「貴公司」)於二零零七年十二月三十一日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合損益計算表、綜合權益變動表和現金流量表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務報表編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。　貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務報表。我們的責任是根據我們的審閱對該等中期財務報表作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務報表包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務報表在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師
香港，二零零八年三月二十七日

This Interim Report is printed on environmentally friendly paper
本中期報告以環保紙張印刷

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

END